November 28, 2008

Scott Hodgson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

China Security & Surveillance Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008
File No. 001-33774

Dear Mr. Hodgson:

On behalf of China Security & Surveillance Technology, Inc. ("CSST" or the "Company"), we hereby submit the Company’s responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") delivered to the Company on November 18, 2008, providing the Staff’s comments with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on March 10, 2008 (the "10-K").

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of CSST. References in this letter to "we," "us" and "our" refer to CSST unless the context indicates otherwise.

Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

General

1.

You indicate that your file number is 0-25901, an older file number for your filings prior to your listing on the New York Stock Exchange. Our records indicate that your file number is 1-33774. In future filings, please use the 1-33774 file number for your periodic reports.

CSST RESPONSE: We will ensure that all future periodic report filings indicate the Company’s correct file number.

Item 1. Business

2.

In future filings, please disclose your internet website. Refer to Item 101(e)(3) of Regulation S-K.

CSST RESPONSE: We will ensure that all future filings contain a reference to our website in compliance with Item 101(e)(3) of Regulation S-K.

November 28, 2008

3.

In future filings, please disclose whether you make available your filings with the SEC on your internet website or whether you make these filings available otherwise electronically or in paper. If you do not make these filings available, please disclose the reasons why you do not do so. See Item 101(e)(4) of Regulation S-K.

CSST RESPONSE: We will ensure that all future filings indicate that our SEC filings are available through our internet website.

Consolidated Financial Statements

4.

We note that your audit report was signed by an audit firm based in Colorado. We also note that you conduct all of your operations, generate all of your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Colorado.

CSST RESPONSE: GHP Horwath, P.C. ("GHP") is a member of Horwath International, (www.horwath.com) which is an international association of accounting firms comprised of approximately 140 member firms operating from 465 offices around the world. It is our understanding that GHP represents several companies having international operations. GHP serves as the Company’s principal auditor and assumes responsibility for the work of Horwath Hong Kong CPA Limited ("HHK") in accordance with SAS No. 1, section 543. HHK is also a member of Horwath International. The audit fieldwork was performed by GHP and HHK under the direct supervision of GHP. The daily fieldwork supervision in China was performed by a native Chinese senior manager on the staff of GHP. Other native Chinese auditors from GHP assisted with the fieldwork, as well as auditors from HHK up to and including a partner in the HHK firm. The Company worked closely with both Horwath firms throughout the audit. Both GHP and HHK are registered with the Public Company Accounting Oversight Board ("PCAOB"). Due to the audit approach discussed above, including the close working relationship with HHK, our auditor concluded that it is appropriate to have our audit report issued by an auditor licensed in Colorado.

2007 Financial Performance Highlights, pages 29 and 30

5.

Please refer to the non-cash components table. Delete the non-cash items per share information. Also, disclose why you are presenting the non-cash items information. Please comply with this comment in your Form 10-Q.

CSST RESPONSE: We will revise our annual report on Form 10-K for the year ended December 31, 2007 ("2007 Form 10-K") and our quarterly reports on Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 (collectively, the "2008 Forms 10-Q") to delete the non-cash items per share information. Also, as discussed on page 29, we have presented the non-GAAP financial disclosure to provide a quantitative analysis of the impact of depreciation and amortization of long-lived assets in the subsidiaries we acquired, non cash employee compensation and redemption accretion on convertible notes on our net income and net income per share. Because these items do not require the use of current assets, management does not include these items in its analysis of our financial results or how we allocate our resources. Because of this, we deemed it meaningful to provide this non-GAAP disclosure of the impact of these significant items on our financial results. We will delete any reference to the impact of these items on net income per share in narrative discussions. Please see the revised tables and narrative in Appendix A which we will include in the amendment to the 2007 Form 10-K. 2008 Forms 10-Q will also be revised as shown in Appendix A.

November 28, 2008

Gain on disposal of land use rights and properties, page 36

6.

Please delete the per share information.

CSST RESPONSE: We will revise the 2007 Form 10-K to delete the per share information, as shown in Appendix A.

Item 9A. Controls and Procedures, page 47

7.

Please revise to state clearly, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective. See Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. In particular, see Section II.F.4.

CSST RESPONSE: We will revise the 2007 Form 10-K to clarify that our disclosure controls and procedures are effective. Item 9A, in relevant part, will read as follows:

(a) Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Exchange Act Rule 13a–15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Chief Financial Officer and the Chief Executive Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, the Chief Financial Officer and the Chief Executive Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

November 28, 2008

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(v) Income Taxes, page F-22

8.

Please tell us how you have considered the new corporate tax law effective on January 1, 2008 for purposes of determining your deferred taxes.

CSST RESPONSE: As discussed in Note 18 to the 2007 financial statements, deferred taxes result from four sources: 1) deferred income, 2) differences in book and tax depreciation, 3) redemption accretion on the convertible notes and, 4) expenses not currently deductible for tax purposes. The first two items pertain to a Chinese subsidiary and the last two items pertain to our U.S. operations. Our Chinese subsidiary’s income tax rate was 15% in 2007 and this tax rate will not change under the new Chinese corporate tax law, as the special rate will continue to be granted to the subsidiary which is located in the Shenzhen Economic Special Zone. U.S. operations are taxable under U.S. tax laws, and will not be affected by the new Chinese corporate tax law. As a result, we have determined that the new Chinese corporate tax law does not affect our deferred taxes at December 31, 2007 or during 2008.

18. Income Taxes, page F-37

9.

We note the valuation allowances against deferred tax assets and your disclosure. Please tell us and disclose in future filings why management believes that a valuation allowance is appropriate.

CSST RESPONSE: The valuation allowances against deferred tax assets were provided for the redemption accretion on our convertible notes and expenses incurred in the U.S. Because we do not currently have any revenue generating activities in the U.S. and we do not expect to have operations in the United States in the near future, we have determined that it is more likely than not that we will not be able to use the deferred tax benefits. Therefore, we have provided valuation allowances for these deferred tax assets. We will provide additional disclosure to clarify the status in our future filings.

November 28, 2008

Part IV

Item 15. Exhibits

Exhibits 31.1 and 31.2

10.

We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In your future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

CSST RESPONSE: We will revise Exhibits 31.1 and 31.2 to comply with this comment.

11.

We note that you have omitted language from the introduction to paragraph 4 of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications to include the introductory language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and l5d-15(f))" immediately following your reference to disclosure controls and procedures.

CSST RESPONSE: We will revise Exhibits 31.1 and 31.2 to comply with this comment. The introduction to paragraph 4 of the certificates will be as follows:

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

Schedule 14A Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Corporate Governance and Board of Directors Matters, page 8

Audit Committee, page 9

November 28, 2008

12.

Please confirm and disclose in future filings that your board of directors has determined that Mr. Mak is an audit committee financial expert as required by Item 407(d)(5)(i)(A) of Regulation S-K.

CSST RESPONSE: We confirm that our board of directors has determined that Mr. Mak is an audit committee financial expert in compliance with Item 407(d)(5)(i)(A), and we will ensure that such disclosure is contained in all future filings.

* * * *

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8323.

Sincerely,

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Guoshen Tu
Guoshen Tu
Chairman and Chief Executive Officer